RAINCHIEF CONCLUDES AGREEMENT WITH NUEVA OIL & GAS
Acquires farm-in interest in high potential Gulf Jensen Prospect

For Immediate Release

March 12, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today announced the execution of an agreement with Calgary-based Nueva Oil & Gas Corporation for a farm-in interest in the Gulf Jensen Prospect, an oil property located in Curry County, New Mexico. The Prospect includes 2,044 acres of oil and gas leases. Nueva is a Calgary-based oil company controlled by Norman Mackenzie. Mr. Mackenzie is founder of C&C Energia Ltd. (CZE: TSX).

In announcing the Neuva agreement, RainChief CEO, Paul Heney stated, “This is an important move for RainChief. Nueva has identified and acquired what we believe is a very high quality oil property. An extensive engineering review of the open-hole electric logs from the original #1 Jensen well supports our plan to drill new offset oil wells. Analysis of the property and comparison with other similar geological structures and hydrocarbon production within the Permian Basin supports our belief in the potential of the Gulf Jensen Prospect.”

The Permian Basin has a positive production history. In the neighboring Peterson Oil Field, wells have recorded production rates to 492 barrels of oil a day with 193 barrels of formation water from the reef oil trap. Per well oil recoveries range up to 230,000 barrels of oil with 1 billion cubic feet of natural gas. Analysis of the Prospect and comparison with the Peterson Oil Field indicates that the Gulf Jensen Prospect could contain significant levels of oil and natural gas equivalent.

Though indications of shale gas productivity require further review, log analysis of the wells in the area indicates highly organic content of the shales within the Gulf Jensen Prospect. RainChief plans to evaluate the Prospect’s shale potential in the first well of the farm-in. Commercial development of the shales could result in a multi-fold increase in the potential value of the Gulf Jensen Prospect.

The Gulf Jensen Prospect is located in the New Mexico portion of the Permian Basin, an area covering portions of west-central Texas and southeast New Mexico. The Basin produces 17% of United States crude oil and represents two-thirds of Texas' current oil production. Proven reserves are second only to Alaska. The Permian Basin, with production targets from 1,000 to 20,000+ feet in depth, has produced over 20 billion barrels of oil since the first oil well was developed and drilled in 1921. Based on today’s oil prices the Basin’s historical volume would be valued at approximately $2 trillion. The New Mexico portion of Basin holds three of the 100 largest oil fields in the United States.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor information, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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